FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: September 30, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
September 22, 2005

Orezone Identifies Large Gold in Soil Targets on Kossa Property
 Drilling planned for November on 100% owned permit next to Essakane

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that a regional soil sampling program has been completed over its 100 per cent owned Kossa permit in Niger. Kossa is located immediately adjacent to the Orezone/Gold Fields Limited Essakane Project with the two properties being separated by the border between Burkina Faso and Niger. A number of major target areas have been identified on Kossa based on the gold in soil results as well as airborne geophysics and geological mapping. They will be immediately followed up by ground geophysics and detailed soil sampling prior to the commencement of drilling in November.

The Kossa permit has the same geology as Essakane, extensive artisanal workings exist throughout the area, and large gold in soil anomalies on the eastern limit of the Essakane project extend across the border onto Kossa. The recent survey confirms the presence of large mineralized structures which have many similarities with Essakane. Many of these structures appear to be 8 to 10km in length. One particular target, which parallels the eastern edge of the basin, has a length in excess of 30km.

Ron Little, President of Orezone stated, “Essakane and Kossa cover most of the 4,000 km² Gouroul sedimentary basin which appears to have been subjected to a very large and widespread mineralized event. Our survey has confirmed that like Essakane, multiple, large scale exploration targets exist on Kossa and we feel they are equally promising.” He added that, “Because Kossa is 100 per cent owned and not subject to the Essakane joint venture agreement with Gold Fields Limited, any discoveries will have a very significant effect on the Company. “

Orezone is exploring the Kossa permit using the same successful techniques that the Company developed during its ten years of operation in Burkina Faso and which lead to discoveries at Bondi, Sega and Essakane. A total of 13,828 surface samples were collected, mostly on a 1km by 100m spacing. The majority were lag soil samples, with termite mound and rock samples taken where available. Due to extensive sand dune cover, a number of areas could not be sampled. The anomalies identified at Kossa are very similar to the early results from reconnaissance stage sampling at Essakane (see attached map).

One gold mine is already in operation in Niger and like Burkina Faso, the country has a modern mining code. The fiscal terms for any new mine development have already been established under the terms of the Kossa permit. The government of Niger retains a 5.5 % NSR, a 10% carried interest, and has the option for an additional 5% participating interest.

The 500g BLEG samples were assayed at SGS labs in Tarkwa, Ghana and Siguri, Guinea, and at Abilab in Ouagadougou. All are used by a wide range of international companies operating in West Africa. A minimum of 9% of the samples were for QAQC including blanks, standards, and duplicates. The program was carried out under the supervision of Jeffrey Ackert, VP Technical Services, and qualified person for Orezone.

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging gold producer that owns 50% of Essakane with its partner Gold Fields Limited, the largest gold deposit in Burkina Faso, as well as several other promising exploration projects in West Africa. All of Orezone’s properties are located in politically stable areas within West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com (613) 241-3699	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.